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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
3-31-02

For the month of March, 2002

Current Technology Corporation
(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC V6C 2V6 Canada
(Address of principal executive offices)

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH, D.C. 164 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation
(Registrant)

Date May 30, 2002

By Anne Kramer
(Signature)*
Anne Kramer
Chairman of the Board
Chief Executive Officer

*Print the name and title of the signing officer under his signature.

PROCESSED
JUN 20 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that change exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu f original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offering, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

Current Technology Corporation

CURRENT TECHNOLOGY CORPORATION

QUARTERLY REPORT

MARCH 31, 2002

For further information contact:

Robert K. Kramer, CA
Chief Financial Officer
Tel: 604-684-2727
Fax: 604-684-0526
Email: ctc@axionet.com

Suite 530, 800 West Pender Street, Vancouver, B.C., Canada V6C 2V6
Telephone:(604) 684-2727 1-800-661-4247 Fax:(604) 684-0526
Website: http://www.currentech.com

CURRENT TECHNOLOGY CORPORATION

INTERIM FINANCIAL STATEMENTS

As at March 31, 2002

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
CONSOLIDATED BALANCE SHEETS
As at March 31, 2002 and December 31, 2001
(Canadian dollars)
(unaudited - prepared by management)

	2002	2001
CURRENT ASSETS		
Cash	104,145	47,488
Accounts receivable	22,914	11,884
Subscription receivable	-	435,631
Prepaid expenses	21,753	21,753
Inventory	6,312	6,312
Total current assets	155,124	523,068
CAPITAL ASSETS (Note 3)	24,282	15,997
PATENTS, LICENSE AND RIGHTS (Note 4)	145,000	150,000
	$324,406	$689,065
CURRENT LIABILITIES		
Accounts payable		
Trade	182,107	330,975
Other	58,956	187,990
Total current liabilities	241,063	518,965
Convertible Promissory Notes (Note 5)	368,251	349,212
CAPITAL DEFICIENCY		
Equity component of convertible promissory note (Note 5)	132,434	142,148
Share capital (Note 6)	29,961,321	29,107,492
Subscription Liability (Note 7)	15,942	716,760
Contributed surplus (note 8)	309,420	309,420
Deficit	30,704,025	30,454,932
	(284,908)	(179,112)
Going Concern (Note 1)		
Commitments (Note 15)	$324,406	$689,065
Subsequent Events (Note 16)		

APPROVED BY THE BOARD:

Anne Kramer ______ Director

R. Kramer ______ Director

See accompanying notes to financial statements

CURRENT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months ended March 31, 2002 and 2001
(Canadian dollars)
(unaudited - prepared by management)

	2002	2001
Revenue		
ETG	$13,817	$17,803
Other	214	10,576
	14,031	28,379
Expenses		
Advertising	7,200	-
Bank charges and interest	24,750	4,492
Consulting	11,874	46,192
Depreciation and amortization	5,800	5,982
Foreign exchange	(729)	34,909
Interest on convertible promissory note	8,920	3,799
Investor relations	3,791	25,085
Legal, accounting and filing fees	21,468	6,594
Office and supplies	7,719	6,780
Other	8,452	6,775
Public Relations	15,500	-
Rent	9,989	10,554
Salaries and benefits	100,920	87,396
Telephone	5,081	3,313
Tests and studies	25,886	22,832
Travel	6,503	8,131
	263,124	272,834
Net loss	(249,093)	(244,455)
Deficit, beginning of period	(30,454,932)	(29,543,794)
DEFICIT, END OF PERIOD	$30,704,025	$29,788,249
Basic and fully diluted net loss per share	($0.01)	($0.01)

See accompanying notes to financial statements

CURRENT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2002 and 2001
(Canadian dollars)
(unaudited - prepared by management)

	2002	2001
OPERATING ACTIVITIES		
Net loss	($249,093)	($244,455)
Items not affecting cash		
Depreciation and amortization	5,800	5,982
	(243,293)	(238,473)
Decrease (increase) in non-cash working capital		
Prepaid expenses	-	20,940
Accounts receivable	(11,031)	2,216
Subscription receivable	435,631	-
Accounts payable	(277,902)	(60,145)
Deposit on license agreement	-	17,280
Change in operating assets and liabilities	(96,595)	(258,182)
FINANCING ACTIVITIES		
Subscription liability	(700,818)	143,018
Convertible promissory notes	9,325	114,866
Issuance of new shares	853,829	-
	162,336	257,884
Investing Activities		
Purchase of capital assets	(9,084)	-
NET CASH INFLOW (OUTFLOW)	56,657	(298)
CASH BEGINNING OF PERIOD	47,488	14,976
CASH END OF PERIOD	$104,145	$14,678
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	24,750	4,492

See accompanying notes to financial statements

CURRENT TECHNOLOGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
three months ended March 31, 2002 and 2001
(Canadian dollars)
(unaudited - prepared by management)

1. **Going Concern:**

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business. The company's ability to realize its assets and discharge its liabilities in the normal course of business is in question. Accordingly, in order to carry on its operations, the company is dependent on attaining profitable operations and obtaining additional equity.

2. **Accounting Policies:**

a) Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States. These differences are described in Note 17.

b) Inventory -

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

c) Capital Assets -

Capital assets are recorded at cost. Amortization is provided on the following annual rates:

Computer equipment and software	3 years straight-line
Furniture and fixtures	20% declining basis
Office equipment	20% declining basis

d) Use of Estimates -

The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

e) Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to Electrotrichogenesis ("ETG") and are amortized over 10 years.

f) Loss Per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

g) Revenue Recognition -

The company recognizes revenue on the sale of ETG devices when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection

(Canadian dollars)

2. Accounting Policies: (Continued)

of the balance owing is reasonably assured.

h) Future Income Taxes -

The company has adopted the liability approach for accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. Future income tax assets and future income tax liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using substantively enacted rates and laws expected to be in effect when the differences reverse. Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i) Stock Based Compensation Plans -

The company has a stock-based compensation plan which is described in Notes 9 and 17. Under the plan, options are granted at fair value. No compensation expense has been recognized for options granted under the plan when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

3. Capital Assets:

			Net Book Value	
	Cost	Accumulated Amortization	**March 31, 2002**	December 31, 2001
Computer equipment and software	$167,823	$158,739	**$9,084**	$ -
Furniture and fixtures	42,883	39,388	**3,495**	3,678
Office equipment	94,101	82,398	**11,703**	12,319
	$304,807	$280,525	**$24,282**	$15,997

4. Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999. The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

(Canadian dollars)

5. Convertible Promissory Notes:

As at March 31, 2002, the company had two convertible promissory notes outstanding.

The first convertible promissory note is issued to a lender who owns over 15% of the issued and outstanding common shares of the company. As at March 31, 2002, total principal amount due under the convertible promissory note amounted to US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum. This note will mature on August 31, 2005. The liability portion of this note is $357,592 which includes $49,635 of accrued interest and an equity component of $126,209.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the company, each unit consisting of one common share and one common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006. Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit. The company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.

This note is secured by a general security agreement, under which the company has granted a security interest over all of the company's assets, including all intellectual property.

The second convertible promissory note is issued on June 28, 2001 for US$10,000. This convertible promissory note is unsecured, non-interest bearing and matures on June 28, 2005. The liability portion of this note is $10,659 which includes $942 of accrued interest and an equity component of $6,225.

The holder of this convertible promissory note may convert the principal into 450,000 warrants. Each warrant will entitle the holder to purchase one common share in the capital of the company at US$0.20 at any time prior to June 28, 2005.

The liability component of the convertible promissory notes are calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms. The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component. Interest on the convertible promissory notes, calculated as the amount required to accrete the liability component back to the amount payable on maturity, are charged to interest expense.

6. Share Capital:

a) Authorized -
   100,000,000 Common shares without par value
   10,000,000 Class "A" preference shares without par value

(Canadian dollars)

6. Stock Capital: (continued)

b) Issued and Fully Paid -

	March 31, 2002		December 31, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Issued and fully paid, beginning of period	**44,003,015**	**$29,107,492**	38,501,987	$28,361,858
for cash	**1,733,333**	**701,448**	5,243,768.	706,264
for settlement of debt	-	-	177,260	33,000
exercise of option	-	-	80,000	6,370
exercise of warrants	**1,850,000**	**152,381**	-	-
Issued and fully paid during year	**47,586,348**	**$29,961,321**	44,003,015	$29,107,492

On August 2, 2001, the company settled $33,000 of debt by issuing 177,260 shares at US$0.12 per share.

On November 22, 2001, 80,000 options were exercised allowing the holder of the option to purchase 80,000 shares at US$0.05 per share.

On January 31, 2002, 1,650,000 warrants were exercised allowing the holder to purchase 1,650,000 shares at US$0.04 per share.

On January 31, 2002, 200,000 warrants were exercised allowing the holder to purchase 200,000 shares at US$0.15 per share.

7. Subscription Liability:

During the year ended December 31, 2001, the company agreed to issue 1,600,000 units in the capital of the company at a price of US$0.25 per unit for total proceeds of US$400,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at US$0.50 up to and including October 11, 2006.

8. Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the company's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants. The special warrants were not issued. On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director. The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

(Canadian dollars)

9. Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding and exercisable at March 31, 2002 are as follows:

Expiry Date	Number of Shares	Option Price
August 18, 2002	25,000	CDN$0.50
June 8, 2003	150,000	US $0.05
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.12
October 10, 2006	200,000	US$ 0.20
December 19 2006	225,000	US$ 0.26

	March 31, 2002		December 31, 2001	
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of period	**4,620,000**	**$0.08**	3,835,000	$0.08
- granted	**-**	**-**	1,075,000	0.17
- exercised	**-**	**-**	(80,000)	0.05
- cancelled	**(375,000)**	**0.14**	(150,000)	0.05
- expired	**-**	**-**	(60,000)	0.30
Outstanding, end of period	**4,245,000**	**$0.08**	4,620,000	$0.08
Exercisable, end of period	**4,245,000**	**$0.08**	4,620,000	$0.08

(Canadian dollars)

9. Stock Options: (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2002:

Exercise Price	**Number outstanding at March 31, 2002**	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2001
US $0.05	**3,520,000**	**2.8 years**	3,520,000
US $0.12	**275,000**	**4.5 years**	575,000
US $0.20	**200,000**	**4.5 years**	275,000
US $0.26	**225,000**	**4.7 years**	225,000
CDN $0.50	**25,000**	**0.3 years**	25,000
	4,245,000		4,620,000

10. Warrants:

Expiry Date	Number of Shares	Exercise Price
December 31, 2003	3,800,000	US $ 0.25
February 7, 2005	2,980,000	US $ 0.10*
June 30, 2005	2,500,000	US $ 0.05
January 31, 2006	1,564,600	US $ 0.05
June 30, 2006	1,266,667	US 0.075
September 27, 2006	179,167	US $ 0.15
October 11, 2006	1,600,000	US $ 0.50

* US$ 0.05 up to and including February 7, 2004.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at March 31, 2002:

(Canadian dollars)

10. Warrants: (continued)

	March 31, 2002		December 31, 2001	
	Common shares	**Weighted Average Exercise Price**	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**14,140,434**	**$0.11**	9,480,000	$0.13
- Issued	**1,600,000**	**0.5**	4,660,434	0.06
- Exercised	**(1,850,000)**	**0.05**	-	-
Outstanding at end of year	**13,890,434**	**$0.17**	14,140,434	$0.11

11. Related Party Transactions:

	2002	2001
Transactions during the year -		
Salaries and consulting fees accrued or paid during the year	**$78,794**	$ 72,925
Consulting fees paid to companies controlled by common directors	-	77,500
Interest charges paid to a director of the company	**23,736**	-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at Quarter end -		
Salaries, consulting fees payable to directors and companies controlled by directors of the company	**58,956**	187,990

The balances are payable on demand and have arisen from provision of services referred to above.

On December 27, 2001, the company disposed of two 100% owned inactive subsidiaries, CTC Nevada Corp and C.T.G.P. Corp., to a director at a fair market value of $100.

12. Financial Instruments:

Fair Values -

Unless otherwise noted cash, accounts receivable, subscription receivable, accounts payable, deposit on license agreement and convertible promissory notes are stated at amounts that approximate book value.

(Canadian dollars)

13. Segmented Information:

The company's major operations relate to the sales of ETG machines worldwide as well as royalty charged on using the machines.

The breakdown of ETG revenue by region is as follows:

	2002	2001
Europe	$ 6,298	$ 474
North America	7,262	17,329
South America	257	-
	$13,817	$17,803

14. Income Taxes:

The difference in income tax (recovery) due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2001	2000
Future income tax assets:		
Eligible capital expenditures	$ 63,727	$ 63,727
Capital assets	418,364	407,717
Operating loss carryforward	3,114,277	4,068,700
Capital loss carryforward	1,376,706	296,875
	4,973,074	4,837,019
Valuation loss provision	(4,973,074)	(4,837,019)
	$ -	$ -

(Canadian dollars)

14. Income Taxes: (Continued)

The company has non-capital losses for income tax purpose of approximately $7,126,492 which may be available to reduce future years' taxable income. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized. The losses will expire as follows:

2002	$1,517,527
2003	2,099,805
2004	1,391,302
2005	483,105
2006	330,971
2007	492,394
2008	811,388

The company has incurred net capital losses of $1,376,706 for income tax purpose which may be utilized to reduce future years' capital gains. These losses carry forward indefinitely. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

The company has investment tax credits for income tax purpose of approximately $429,757 which is subject to audit by Canada Customs and Revenue Agency. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is not more likely than not that these benefits will be realized.

15. Commitments:

The company has entered into an agreement to lease its premises to April 30, 2005. The future minimum lease payments for the next four years are as follows:

2002	$20,377
2003	20,377
2004	20,377
2005	6,792

The company is committed to two operating leases. The annual lease payments for the next three years are as follows:

2002	$15,655
2003	10,915
2004	3,638

16. Subsequent Events:

Subsequent to the three months ended March 31, 2002, the directors of the company passed a resolution that granted a director 250,000 stock options at the following price:

Number of Options	Exercise Price	Expiry Date
250,000	US $0.26	April 8, 2007

Subsequent to the three months ended March 31, 2002, the company agreed to issue to an individual placee, 666,667 units in its capital at a price of US$0.30 per unit for total proceeds of US$200,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

17. Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Stock Based Compensation:

(i) Employee stock options -

The company accounts for its employees stock options with the intrinsic value method "APB 25". Since stock options are granted at the quoted market value of the company's common shares at the date of grant or higher, there is no compensation cost to be recognized by the company under U.S. GAAP.

(ii) Non-Employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123". Under this method, compensation cost is measured at the grant date based on fair value of the options granted. FAS 123 requires that the option be valued using the Black-Scholes options price model with the following weighted average assumptions:

Volatility factor of the market	250%
Price of the company shares	$0.17
Dividend yield	0%
Weighted average of options	5 years
Risk-free interest rate	5%

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued. SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.

(Canadian dollars)

17. Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997. The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements was issued. The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The company has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	2002	2001
Liabilities - Canadian GAAP	609,314	$ 868,177
Effect of equity portion of promissory notes	132,434	142148
Liabilities - U.S. GAAP	741,748	$1,010,325
Deficit - Canadian GAAP	$ (284,908)	$ (179,112)
Effect of equity portion of promissory notes	(132,434)	(142,148)
Current years' adjustment to net income	-	(189,661)
Cumulative effect of prior years' adjustments to net income	(279,815)	(90,154)
Deficit - U.S. GAAP	(697,157)	$ (601,075)

Convertible Promissory Notes:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature. Canadian GAAP requires

(Canadian dollars)

17. Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

the separate presentation of the liability and the equity component of the convertible promissory notes (Note 5).

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which established accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, *Accounting for Derivative Instruments and Hedging Activities*, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

In 1999, Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, was issued. The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The company has determined that SAB No. 101 does not have a material effect on its consolidated financial statements.

CURRENT TECHNOLOGY CORPORATION
SUPPLEMENTARY INFORMATION
March 31, 2002

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

a) Public relations

Public relations consulting agreement	15,500

b) Legal, accounting and filing fees

Audit, accounting and filing	6,586
Intellectual property	13,821
Legal	1,061
	21,468

c) Consulting

Marketing	8,874
Medical advisory	3,000
	11,874

d) Test and studies

Clinic	17,913
Medical advisory	7,973
	25,886

e) Salaries and benefits

Executive officers	78,794
Other	22,126
	100,920

f) Bank charges and interest

Bank charges	1,014
Interest	23,736
	24,750

2. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2002, the Company paid or accrued:

a) Salaries and consulting fees of $78,794 to officers and directors of the Company.

b) Interest payment of $23,736 to a director of the Company.

c) At March 31, 2002 other accounts payable includes salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company in the amount of $58,956*.

* relates to 2001

CURRENT TECHNOLOGY CORPORATION
SUPPLEMENTARY INFORMATION
March 31, 2002

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a) Summary of securities issued by the Company during the period

Date	Type	Type	Number	Price	Proceeds	Consideration
January	Common shares	Exercise of warrants	200,000	US$0.15	$47,619	Cash
January	Common shares	Exercise of warrants	1,650,000	US$0.04	104,762	Cash
March	Common shares	Private Placement	1,600,000	US$0.25	637,680	Cash
March	Common shares	Private Placement	133,333	US$0.30	63,768	Cash

b) No options were granted by the Company during the period:

4. SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

a) Authorized
100,000,000 common shares without par value
10,000,000 Class A preference shares without par value

b) Issued
47,586,348 common shares outstanding - $29,961,321

c) i) The following options were outstanding as at March 31, 2002:

Number of Common Shares	Price Per Share	Expiry Date
25,000	$0.50	August 18, 2002
150,000	US$0.05	June 8, 2003
3,170,000	US$0.05	February 7, 2005
200,000	US$0.05	December 20, 2005
275,000	US$0.125	September 6, 2006
200,000	US$0.20	October 10, 2006
225,000	US$0.26	December 19, 2006
4,245,000		

4. SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

ii) The following share purchase warrants were outstanding as at March 31, 2002.

Number of Shares	Price Per Share	Expiry Date
1,600,000	US$0.50	October 11, 2006
179,167	US$0.15	September 27, 2006
1,266,667	US$0.075	June 30, 2006
1,564,600	US$0.05	January 31, 2006
2,500,000	US$0.05	June 30, 2005
2,980,000	US$0.10	February 7, 2005*
3,800,000	US$0.25	December 31, 2003

* US$0.05 up to and including February 7, 2004

d) There are no escrowed shares outstanding.

5. LIST OF DIRECTORS AND OFFICERS AS AT MAY 30, 2002

Peter W. Bell, Director
Eldon Heppner, Director
Anthony J. Harrison, Director and Chief Operating Officer
Anne Kramer, Director, President, Chairman and Chief Executive Officer
Robert K. Kramer, Director, Secretary, and Chief Financial Officer

CURRENT TECHNOLOGY CORPORATION
(the "Company")
MANAGEMENT DISCUSSION AND ANALYSIS
March 31, 2002

1. MANAGEMENT DISCUSSION

The Company has three possible sources of revenue:

a) the sale of ETG (Electrotrichogenesis) devices;

b) Technology Use Fees (royalties) calculated on the revenue or number of treatments generated by the device; and

c) license fees which could be generated from the sale of rights to particular geographic areas.

Historically, the Company has generated revenue from the first two sources: device sales and royalties. To date, no revenue has been generated from the sales of licenses.

Device sales come from either the expansion of existing markets or the introduction of ETG devices into new markets. During the first three months of 2002 there were no device sales. This condition arose from two factors:

a) the global downturn in economic activity which had a negative impact on existing distributors who were more concerned with maintaining existing operations than adding new locations; and

b) the Company's chronic shortage of cash which precluded it from implementing new marketing initiatives.

Taking these factors into consideration, the Company decided to focus its limited financial resources on seeking Food and Drug Administration ("FDA") approval to market ETG in the United States. FDA approval will not only allow the Company to enter the world's largest homogenous market for medical/cosmetic treatments, it will provide a significant level of credibility that should result in increased activity in other parts of the world. To that end, important additions have been made to the Company's medical and scientific advisory board. In addition, the Company has focused on expanding the indications for ETG. Both topics covered in greater depth later in this narrative.

ETG treatment centres are presently operating in 10 countries: United Kingdom, Cyprus, Greece, New Zealand, Australia, Canada, Mexico, Argentina, Chile and Kuwait:

a) The London Trichology Centre in England operates an ETG device. The operator is not a distributor and has made no effort to expand.

1. MANAGEMENT DISCUSSION *(continued)*

b) Though a relatively small market, the first Cyprus location opened in Nicosia during September 1998. A second ETG device was shipped in May 2000 and discussions are underway about a possible third ETG device to be delivered later this year.

c) ETG was launched in Greece on February 27, 2000 at a medical convention attended by approximately 50 physicians. A press conference announcing the commencement of ETG treatments followed the medical convention on February 28. This press conference was attended by W. Stuart Maddin, MD as the Company's representative. Today a total of nine ETG devices are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations. No further sales are anticipated until the fourth quarter, if then.

d) A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG. For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.

e) The distributor in Australia has been working for a considerable period of time on a major marketing effort directed at the medical community and consumers. ETG devices have been removed from all non-medical locations in anticipation of their redeployment to medical facilities. This transition has not gone as smoothly as hoped and only one clinic is operational at this time. However, the distributor advises negotiations have begun in earnest with a large medical group.

f) The Company has no distributor in Canada. Two ETG devices are presently operating in greater Vancouver and one is operating in Calgary, Alberta. Growth opportunities in Vancouver and Calgary have been adversely impacted by the Company's lack of cash.

g) As previously reported, the Argentinean distributor's financial situation deteriorated to such a degree in the latter part of 1999, the Company was forced to terminate the distributor's agreement for lack of payment and other breaches. The economic crisis in Argentina has exacerbated an already difficult situation. Over ten ETG devices are operating in these markets and efforts are being made to stabilize the situation so that the remaining operating ETG centres in Argentina and Chile (which was run by the former distributor in Argentina) may prosper in the future.

h) The distributor in Mexico has faced difficult circumstances in recent years resulting from political and economic uncertainty. Although additional facilities are in the planning stages, certain ETG devices have been redeployed as a result of these difficult circumstances.

1. MANAGEMENT DISCUSSION *(continued)*

i) Employing the services of an agent in Europe, the Company shipped an ETG device to the Kuwait City Hospital, Kuwait in June 2000.

Most of the ETG devices are located in countries that have been suffering as a result of both general economic conditions and special circumstances such as the banking crisis in Argentina. Therefore, new sales have evaporated and royalties have been modified to reflect new realities.

The Company is encouraged by recent clinical developments in New Zealand.

Dr. Tim Meakin has presented preliminary results in Auckland, New Zealand, from a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Dr. Meakin reported that thirteen women completed the study. Twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline. All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.

CMF is a combination of the chemotherapy agents Cyclophosphamide, Methotrexate and Fluorouracil (5FU). This combination is a chemotherapy regime frequently prescribed in New Zealand, the United States and many other countries. Alopecia (hair loss) as a result of chemotherapy treatment for cancer is a major source of negative changes to self-concept and body image and one of the side effects to chemotherapy people fear most. Therefore, in addition to assessing hair quantity, quality of life was assessed in this clinical study. All of the women reported that ETG treatments to prevent or reduce chemotherapy induced hair loss, assisted them maintain their sense of well-being, and self-esteem.

Dr. Meakin's preliminary report can be viewed on the ETG website: http://www.etgtreatment.com. On October 9, 2001, the Company announced a peer reviewed multidisciplinary medical journal had agreed to publish results of the pilot study. The medical journal has indicated that the report is "in press"; publication is anticipated shortly.

The expanded clinical indication may enhance ETGs reputation; it may assist the FDA approval process; and may lead to additional sales opportunities.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Overview

In dollar terms, financial results for the first quarter of 2002 were little changed when compared to the same period in 2001. The net loss for both periods was in the $250,000 range; both expenses and revenue were slightly lower in 2002. As mentioned in the Management Discussion, there were no device sales.

Interest expenses increased from $4,492 in 2001 to $24,750 in 2002, as a result of payment of $23,736 in interest on accrued salary payable to a director. Foreign exchange was not a factor in 2002 as the Canadian dollar gained strength against the United States dollar. Both consulting investor relations decreased in 2002 when compared to 2001. A public relations contract was executed in the first quarter of 2002, resulting in expenditures of $15,500.

Related Parties

Related party transactions are summarized as follows:

	2002	2001
Transactions during the year -		
Salaries and consulting fees accrued or paid during the year	**$78,794**	$ 72,925
Consulting fees paid to companies controlled by common directors	-	77,500
Interest charges paid to a director of the company	**23,736**	-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at Quarter end –		
Salaries, consulting fees payable to directors and companies controlled by directors of the company	**58,956**	187,990

The balances are payable on demand and have arisen from the provision of services referred to above.

On December 27, 2001, the company disposed of two 100% owned inactive subsidiaries, CTC Nevada Corp., and C.T.G.P. Corp., to a director at a fair market value of $100.

1. MANAGEMENT DISCUSSION *(continued)*

As previously discussed, in preparation for its FDA submission, the Company has made a number of important additions to its medical and scientific advisory board:

i) Richard L. DeVillez, M.D., Professor Emeritus, former Chief, Department of Dermatology, University of Texas Health Science Center at San Antonio and former Director of Dermatology for the Upjohn Company. Dr. DeVillez has agreed to serve as Chairman;

ii) Douglas Beder, Ph.D., Professor Emeritus, Department of Physics & Astronomy, University of British Columbia; and

iii) Arthur Pilla, Ph.D., Professor of Orthopedics at Mount Sinai's School of Medicine in New York.

The medical and scientific advisory board now consists of five members including W. Stuart Maddin, M.D., and Jason Rivers, M.D.

On April 9, 2002, Eldon Heppner, CA of Kelowna, British Columbia joined the Board of Directors. Mr. Heppner presently serves as the Chairman and CEO of IVS Intelligent Vehicle Systems, Inc., a public company engaged in the development and marketing of advanced automotive diagnostic and emission control products. He has been a member of the Canadian Institute of Chartered Accountants for over 25 years, and spent over 20 years in public practice specializing in corporate structuring, income tax and management consulting. Prior to his transition from public practice to industry, Mr. Heppner was managing partner of the Swift Current, Saskatchewan office of a large regional accounting firm. A lifelong entrepreneur, Mr. Heppner is the co-founder of a private company that manufactures ambulances for the domestic and international markets.

2. DESCRIPTION OF BUSINESS

The Company is a medical device company that owns patents relating to ETG (Electrotrichogenesis) and related devices that provide a clinically proven medical treatment for hair loss. ETG is a therapeutic approach to androgenetic alopecia or common baldness, in suitable candidates both male and female. In a double-blind clinical study conducted at the University of British Columbia, treatment with the Company's proprietary ETG device was shown to reduce hair loss and/or generate regrowth in the majority of participants (96%) enrolled in the study. The Company is engaged in continuing research to expand the indications for ETG. ETG treatments are presently available in ten countries throughout the world.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION – *(continued)*

Investor Relations

In December 2000 the Company entered into a financial public relations consulting agreement with Polestar Communications, Inc. of Florida. The agreement was for a term of one year until December 31, 2001. Consideration of US$66,000, was paid through the issuance of 2,000,000 common shares in the capital of the Company. Polestar has agreed to continue to provide investor relations services to the Company until December 15, 2002 for no additional consideration.

Legal Proceedings

There are no legal proceedings by or against the Company.

4. SUBSEQUENT EVENTS

Subsequent to the three months ended March 31, 2002, the directors of the company passed a resolution that granted a director 250,000 stock options at the following price:

Number of Options	Exercise Price	Expiry Date
250,000	US $0.26	April 8, 2007

Subsequent to the three months ended March 31, 2002, the company agreed to issue to an individual placee, 666,667 units in its capital at a price of US$0.30 per unit for total proceeds of US$200,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

5. FINANCINGS

Debt Financing

As at March 31, 2002 the company had two convertible promissory notes outstanding.

The first convertible promissory note is issued to a lender who owns over 15% of the issued and outstanding common shares of the company. As at March 31, 2002, total principal amount due under the convertible promissory note amounted to US$279,300 of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum. This note will mature on August 31, 2005.

5. FINANCINGS *(continued)*

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the company, each unit consisting of one common share and one common share purchase arrant. Each warrant will entitle the holder to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006. Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit. The company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.

This note is secured by a general security agreement, under which the company has granted a security interest over all of the company's assets, including all intellectual property.

The second convertible promissory note is issued on June 28, 2001 for US$10,000. This convertible promissory note is unsecured, non-interest bearing and matures on June 28, 2005. The holder of this convertible promissory note may convert the principal into 450,000 warrants. Each warrant will entitle the holder to purchase one common share in the capital of the company at US$0.20 at any time prior to June 28, 2005.

No additional funds were advanced under either of these promissory notes during the quarter ending March 31, 2002.

Equity Financings

Subsequent to the three months ended March 31, 2002, the company agreed to issue to an individual placee, 666,667 units in its capital at a price of US$0.30 per unit for total proceeds of US$200,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

6. LIQUIDITY AND SOLVENCY

The Company had net positive working capital of $4,103 on December 31, 2001 as compared to a working capital deficiency of $85,939 on March 31, 2002. This change occurred primarily because of:

a) a decrease of subscription receivable from $435,631 in 2001 to nil in 2002; and

b) a decrease in trade and other accounts payable from $518,965 in 2001 to $241,063 in 2002.

6. LIQUIDITY AND SOLVENCY *(Continued)*

The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $30,704,025 at March 31, 2002. Therefore the Company's ability to realize its assets and discharge its liabilities in the normal course of business is in question. Accordingly, in order to carry on its operations, the Company is dependent on attaining profitable operations and/or obtaining additional financing.